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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                        ---------------
                       Amendment No. 16
                              to
                        Schedule 14D-1
                    Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              and
                         Statement on
                         Schedule 13D
           Under the Securities Exchange Act of 1934

                          Big B, Inc.
                   (Name of Subject Company)
                        ---------------
                     RDS Acquisition Inc.
                       Revco D.S., Inc.
                           (Bidders)
                        ---------------

           Common Stock, Par Value $0.001 Per Share
    (Including the Associated Common Stock Purchase Rights)
                (Title of Class of Securities)
                          0888917106
             (CUSIP Number of Class of Securities)
                        ---------------

                      Jack A. Staph, Esq.
     Senior Vice President, Secretary and General Counsel
                       Revco D.S., Inc.
                    1925 Enterprise Parkway
                      Twinsburg, OH 44087
                        (216) 487-1667
 (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Bidders)
                        ---------------
                           Copy to:
                      Richard Hall, Esq.
                    Cravath, Swaine & Moore
                        Worldwide Plaza
                       825 Eighth Avenue
                 New York, New York 10019-7475
                        (212) 474-1293


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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 16. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

          Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          (a) Now that the Offer has expired, Parent shall cause the Purchaser to effect a "long-form" merger with and into the Company, with the Company continuing as the surviving corporation. Parent currently expects the special meeting to be held, and the Merger to be consummated, in late December 1996 or early January 1997.

          Item 6. Interest in Securities of the Subject Company.

          (a) and (b) On November 15, 1996, Parent announced that the Offer expired, as scheduled, at 9:00 a.m. (EST), on Friday, November 15, 1996. As of the termination of the Offer, based on a preliminary count from the Depositary, approximately 16,100,000 Shares had been tendered and accepted for payment. These tendered Shares, together with the 1,190,000 Shares that the Purchaser currently owns, represent approximately 84% of the outstanding Shares.

          Item 11. Material to be Filed as Exhibits.

          (a)(22) Text of Press Release dated November 15, 1996.


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                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 16 is true, complete and correct.

Dated:  November 15, 1996

                                       REVCO D.S., INC.,

                                         by /s/ Jack A. Staph
                                            -----------------------------
                                            Name:  Jack A. Staph
                                            Title: Senior Vice President,
                                                   Secretary and General
                                                   Counsel


                                       RDS ACQUISITION INC.,

                                         by /s/ Jack A. Staph
                                            -----------------------------
                                            Name:  Jack A. Staph
                                            Title: Vice President and
                                                   Secretary


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                             Exhibit Index


                                                                Page

Exhibit (a)(22)       Text of Press Release dated
                      November 15, 1996.